UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Qualys, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74758T 303

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74758T 303

1.	Names of Reporting Persons. Philippe Courtot Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,539,054
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,539,054
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,539,054
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) OO

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer:

Qualys, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

919 E. Hillsdale Blvd. Foster City, CA 94404

Item 2.

(a)	Name of Person Filing:

Philippe Courtot Family Trust

(b)	Address or principal business office or, if none, residence:

1409 Montgomery St.

San Francisco, CA 94133

(c)	Citizenship

See Item 4 of cover page

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

74758T 303

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,539,054

(b)	Percent of class:

9.1%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

3,539,054

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

3,539,054

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Page 3 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2022
Date

PHILIPPE COURTOT FAMILY TRUST /s/ Nicholas Courtot
Nicholas Courtot, as Trustee

Page 5 of 5 Pages